Exhibit 99.1

PRESS RELEASE

 FOR IMMEDIATE RELEASE

ADDITIONAL INFORMATION REGARDING UNITED STATES GOVERNMENT PRINTING OFFICE (GPO) AWARD

New York, NY and Ra’anana, Israel, January 18, 2005 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced that the US Government Printing Office (GPO) has added four vendors, whose proposals were the next higher ranked in the Solicitation for Offers (SFO) EP-2004 for the Electronic Passport, to the list of companies whose computer chips will be tested for usage in the GPO’s massive electronic passport project. The total list now includes 8 companies, including both SuperCom and SuperCom’s partner BearingPoint, who has proposed a SuperCom-based solution.

According to the information given to the Company, the GPO’s electronic passport project is a three-phase process involving the GPO, the Department of State’s Bureau of Consular Affairs and the National Institute of Standards and Technology (NIST). During the next phases, the GPO will manufacture test passports using chip solutions provided by all finalist companies. The NIST will then test the electronic passports for their ability to meet durability, security, and electronic requirements. Final selection of one or more vendors will take place after testing is completed.

SuperCom has not received any indication at this point whether the Company will be selected for additional stages. Supercom continues to work with the GPO on the testing phase. The Company estimates that the award of the tender will significantly influence the Company’s business in the coming years. SuperCom will announce the estimated influence at a later date, according to the progress of various stages of the project. According to GPO, the first electronic passports are expected to be issued during the second quarter of 2005 with full deployment in early 2006.

About SuperCom, Ltd.
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.  For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com